UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13 a -16 OR 15 d -16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory note

This Report on Form 6-K contains the following Exhibit 99.1. This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into Registration Statement No. 333-226421 of Deutsche Bank AG.

Exhibit 99.1 contains a revised version of Slide 23 from the presentation delivered at Deutsche Bank AG’s Q4/FY 2019 Fixed Income Investor Conference Call on February 3, 2020, by James von Moltke, Chief Financial Officer, and Dixit Joshi, Group Treasurer, of Deutsche Bank AG. The revised Slide 23 corrects certain errors in and supersedes the previous version of Slide 23 which had been included in the foregoing presentation, filed as part of Exhibit 99.1 to Deutsche Bank’s Report on Form 6-K dated February 3, 2020 and made available on Deutsche Bank's Investor Relations webpage between February 3, 2020 and February 6, 2020.

The revised Slide 23 corrects (i) the column “1st Jan 2020 CET 1 ratio” so that the caption near the top of the bar reads “~€ 6 bn above new CET 1 MDA(4) level” rather than “~€ 7 bn above new CET 1 MDA(4) level” and (ii) the two rightmost columns on the slide so that (A) the caption beneath each refers to the “total capital ratio” rather than the “CET 1 ratio” and (B) the pro forma 1st Jan 2020 total capital ratio figure above each is “~17.1%” (on both a phased-in and fully loaded basis) rather than “~17.4%”.

Investors should rely on the revised Slide 23 included as Exhibit 99.1 hereto and not on the previous version thereof referred to above. For the avoidance of doubt, information made available on the Bank’s Investor Relations webpage is not incorporated by reference into Registration Statement No. 333-226421 of Deutsche Bank AG.

Exhibit 99.1 : Revised Slide 23 from the presentation delivered at Deutsche Bank AG’s Q4/FY 2019 Fixed Income Investor Conference Call on February 3, 2020, by James von Moltke, Chief Financial Officer, and Dixit Joshi, Group Treasurer, of Deutsche Bank AG.

The results provided hereby are presented under International Financial Reporting Standards (IFRS) and are preliminary and unaudited. Such results do not represent a full set of financial statements in accordance with IAS 1 and IFRS 1. Therefore, they may be subject to adjustments based on the preparation of the full set of financial statements for 2019.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2018 Annual Report on Form 20-F dated March 22, 2019 filed with the SEC, on pages 11 through 43 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir .

Use of Non-GAAP Financial Measures

This report and other documents we have published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in our financial statements. Examples of our non-GAAP financial measures, and the most directly comparable IFRS financial measures, are as follows:

Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure
Net income attributable to Deutsche Bank shareholders	Net income
Revenues excluding specific items	Net revenues

Adjusted costs, Adjusted costs excluding transformation charges, Adjusted costs excluding transformation charges and expenses of the Prime Finance transfer to BNP Paribas	Noninterest expenses
Adjusted pre-tax profit	Profit before tax

Tangible shareholders’ equity, Average tangible shareholders’ equity, Tangible book value, Average tangible book value	Total shareholders’ equity (book value)
Post-tax return on average shareholders’ equity (based on Net income attributable to Deutsche Bank shareholders)	Post-tax return on average shareholders’ equity
Post-tax return on average tangible shareholders’ equity	Post-tax return on average shareholders’ equity
Tangible book value per basic share outstanding, Book value per basic share outstanding	Book value per share outstanding

For descriptions of non-GAAP financial measures and the adjustments made to the most directly comparable IFRS financial measures to obtain them, please refer to (i) pages 3 through 11 and 15 through 27 of Exhibit 99.4 of our Report on Form 6-K dated January 30, 2020, (ii) the section “Use of Non-GAAP Financial Measures” on page 5 of our 2018 Annual Report on Form 20-F, (iii) the section “Supplementary Information (Unaudited): Non-GAAP Financial Measures” on pages 416 through 419 of our 2018 Annual Report (which Annual Report 2018 constitutes a part of our 2018 Annual Report on Form 20-F) and (iv) the section “Non-GAAP financial measures” of Exhibit 99.1 of each of our Reports on Form 6-K dated October 30, July 24 and April 26, 2019 .

When used with respect to future periods, our non-GAAP financial measures are also forward-looking statements. We cannot predict or quantify the levels of the most directly comparable financial measures under IFRS that would correspond to these measures for future periods. This is because neither the magnitude of such IFRS financial measures, nor the magnitude of the adjustments to be used to calculate the related non-GAAP financial measures from such IFRS financial measures, can be predicted. Such adjustments, if any, will relate to specific, currently unknown, events and in most cases can be positive or negative, so that it is not possible to predict whether, for a future period, the non-GAAP financial measure will be greater than or less than the related IFRS financial measure.

CRR/CRD Solvency Measures

Our regulatory assets, exposures, risk-weighted assets, capital and ratios thereof are calculated for regulatory purposes and are set forth throughout this document under the amended regulation on prudential requirements for credit institutions and investment firms (“CRR”) and the Capital Requirements Directive (“CRD” and, together, “CRR/CRD”) as it entered into force on June 27, 2019.

CRR/CRD provides for “transitional” (or “phase-in”) rules, under which capital instruments that are no longer eligible under the new rules are permitted to be phased out as the new rules on regulatory adjustments are phased in. Unless otherwise noted, our CRR/CRD solvency measures set forth in this report reflect these transitional rules.

We present in this report certain figures based on our definition of own funds (applicable for Additional Tier 1 capital and Tier 2 capital and figures based thereon, including Tier 1 capital and Leverage Ratio) on a “fully loaded” basis. We calculate such “fully loaded” figures excluding the transitional arrangements for own funds introduced by the CRR/CRD applicable until June 26, 2019, but reflecting the latest transitional arrangements introduced by the amendments to the CRR/CRD applicable from June 27, 2019.

We believe that these “fully loaded” calculations provide useful information to investors as they reflect our progress against the regulatory capital standards and as many of our competitors have been describing calculations on a “fully loaded” basis. As our competitors’ assumptions and estimates regarding “fully loaded” calculations may vary, however, our “fully loaded” measures may not be comparable with similarly labelled measures used by our competitors.

For descriptions of these fully loaded CRR/CRD measures and the most directly comparable measures under the CRR/CRD transitional rules, please refer to (i) pages 13, 14, 26 and 27 of Exhibit 99.4 of our Report on Form 6-K dated January 30, 2020, (ii) the section “CRR/CRD 4 Solvency Measures” on page 6 of our 2018 Annual Report on Form 20-F, (iii) the section “Management Report: Risk Report: Risk and capital performance: Capital, Leverage Ratio and MREL” on pages 90 through 103 of our Annual Report 2018 (which Annual Report 2018 constitutes a part of our 2018 Annual Report on Form 20-F), in particular in the subsections thereof entitled “Development of regulatory capital”, “Development of risk-weighted assets” and “Leverage Ratio”, (iv) the section “Supplementary Information (Unaudited): Non-GAAP Financial Measures: Fully loaded CRR/CRD 4 Measures” on page 419 of our Annual Report 2018 and (v) the sections “Risk Information” and “Non-GAAP financial measures” of Exhibit 99.1 of each of our Reports on Form 6-K dated October 30, July 24 and April 26, 2019.

When used with respect to future periods, our fully loaded CRR/CRD measures are also forward-looking statements. We cannot predict or quantify the levels of the most directly comparable transitional CRR/CRD measures that would correspond to these fully loaded CRR/CRD measures for future periods.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2020

Deutsche Bank Aktiengesellschaft

By: /s/ Serdar Oezkan
Name:Serdar Oezkan
Title:Managing Director

By: /s/ Mathias Otto
Name:Mathias Otto
Title:Managing Director and Senior Counsel